EXHIBIT 12
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Computation of Earnings
Net income (loss) attributable to Key	$900	$736	$1,296	$791	$916	$900	$910
Add: Provision for income taxes	165	252	637	179	303	326	271
Less: Income (loss) from discontinued operations, net of taxes	5	5	7	1	1	(39)	40
Income (loss) before income taxes and cumulative effect of accounting change	1,060	983	1,926	969	1,218	1,265	1,141
Fixed charges, excluding interest on deposits	228	162	362	246	185	160	154
Total earnings for computation, excluding interest on deposits	1,288	1,145	2,288	1,215	1,403	1,425	1,295
Interest on deposits	203	124	278	171	105	117	158
Total earnings for computation, including interest on deposits	$1,491	$1,269	$2,566	$1,386	$1,508	$1,542	$1,453
Computation of Fixed Charges
Net rental expense	$67	$68	$144	$110	$104	$104	$111
Portion of net rental expense deemed representative of interest	$12	$10	$27	$17	$16	$16	$17
Interest on short-term borrowed funds	22	10	16	11	9	11	10
Interest on long-term debt	194	142	319	218	160	133	127
Total fixed charges, excluding interest on deposits	228	162	362	246	185	160	154
Interest on deposits	203	124	278	171	105	117	158
Total fixed charges, including interest on deposits	$431	$286	$640	$417	$290	$277	$312
Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$29	$42	$70	$37	$23	$22	$23
Total fixed charges, excluding interest on deposits	228	162	362	246	185	160	154
Combined fixed charges and preferred stock dividends, excluding interest on deposits	257	204	432	283	208	182	177
Interest on deposits	203	124	278	171	105	117	158
Combined fixed charges and preferred stock dividends, including interest on deposits	$460	$328	$710	$454	$313	$299	$335
Ratio of Earnings to Fixed Charges
Excluding deposit interest	5.65	7.07	6.32	4.94	7.58	8.91	8.41
Including deposit interest	3.46	4.44	4.01	3.32	5.20	5.57	4.66
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	5.01	5.61	5.30	4.29	6.75	7.83	7.32
Including deposit interest	3.24	3.87	3.61	3.05	4.82	5.16	4.34